AB 3/27/06

KA 3/30

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U
SECURITIES AN
06006667
Wash..., D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2006
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EASTLAKE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE, 7TH FLOOR
(No. and Street)

NEW YORK, N.Y. 10169
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MURRAY KOPPELMAN 212-350-4660
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE VALLEY STREAM, N.Y. 11580
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 19 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 5/18/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MURRAY KOPPELMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EASTLAKE SECURITIES, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

-NO EXCEPTIONS-

Signature

PRESIDENT

Title

Donna Slackman

Notary Public

DONNA SLACKMAN
Notary Public, State of New York
No. 01SL4736665
Qualified in New York County
Commission Expires Sept. 30, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EASTLAKE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2005

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
EASTLAKE SECURITIES, INC.

CONTENTS

GLASSER & HAIMS, PC
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, NY 11580

(516) 568-2700 - FAX (516) 568-2911
gandh@eurekamail.net

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Directors of
Eastlake Securities, Inc.

We have audited the financial statements of Eastlake Securities, Inc. for the year ended December 31, 2005 and have issued our report thereon dated February 1, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Eastlake Securities, inc., that we considered relevant to the objectives stated in Rule 17a5(g), (i) in making the periodic computations of net capital and aggregate indebtedness under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Eastlake Securities, Inc.

Because of inherent limitations in any internal accounting control structure, procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the degree of compliance with them may deteriorate, or the effectiveness of their design and operation may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Eastlake Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

In addition, our review indicated that Eastlake Securities, Inc. was in compliance with the conditions of exemptions from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2005 and no facts came to our attention to indicate that such conditions had not be complied with during the period.

This report recognizes that it is not practicable in an organization the size of Eastlake Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Very truly yours,

GLASSER & HAIMS, P.C.
Certified Public Accountants

Valley Stream, New York
February 1, 2006

EASTLAKE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:		
Cash in Bank	$ 49,215	
United States Government obligations (Note 1)	2,683,136	
Other Debt Securities (Note 1)	109,321	
Securities owned - at market value (Note 1)	30,729	
Due from brokers	345,803	$3,218,204
OTHER ASSETS:		
Furniture, equipment and improvements - net of depreciation and amortization of $60,598 (Note 1)	$ 9,049	
Investments in non-publicly or readily traded entities (Note 1)	529,665	
Accrued receivables	20,707	
Other assets & receivables	38,934	598,355
TOTAL ASSETS		$3,816,559

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued expenses and other liabilities	$ 38,464	$ 38,464
CONTINGENCIES (Note 3)		
STOCKHOLDER'S EQUITY:		
Common Stock $.01 par value, authorized 1,000 shares; issued 100 shares; outstanding 65 shares	$ 1	
Additional paid-in capital	1,199,999	
Retained earnings	4,932,962	
Treasury stock, 35 shares - at cost (Note 4)	(2,354,867)	3,778,095
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$3,816,559

THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT ARE AN INTEGRAL PART OF THIS STATEMENT.

EASTLAKE SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES		
Commissions		$ 288,430
Net dealer inventory and investment activity (Note 1)		(24,048)
Interest and dividends		120,903
Rentals		57,345
Total Revenues		$ 442,630
EXPENSES		
Compensation (Note 5)	$ 70,000	
Communication	24,167	
Interest	1,787	
Occupancy	87,402	
Professional fees	43,577	
Taxes other than on income	8,251	
Depreciation	5,667	
General and administrative	108,204	
Total Expenses		349,055
INCOME BEFORE TAXES		93,575
State and Local Taxes		10,164
NET INCOME		$ 83,411

THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT ARE AN INTEGRAL PART OF THIS STATEMENT.

EASTLAKE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	TOTAL STOCKHOLDER'S EQUITY	COMMON STOCK	ADDITION PAID-IN	RETAINED EARNINGS	TREASURY STOCK
Stockholder's Equity - January 1, 2005	$ 3,995,684	$ 1	$ 1,199,999	$ 5,149,551	($ 2,354,867)
Distribution of Accumulated Earnings	(300,000)	-	-	(300,000)	-
Net Income for the Period	83,411	-	-	83,411	-
Stockholder's Equity - December 31, 2005	$ 3,779,095	$ 1	$ 1,199,999	$ 4,932,962	($ 2,354,867)

THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT ARE AN INTEGRAL PART OF THIS STATEMENT.

EASTLAKE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 83,411
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash items included in net income:		
Depreciation and amortization	$ 5,667	
Decrease in U.S. government obligations	2,844	
Decrease in other debt securities	3,658	
Increase in securities owned	(28,074)	
Decrease in due from broker and non-customer	664,497	
Increase in furniture & equipment	(5,646)	
Increase in investments in non-publicly on readily Traded entities	(24,615)	
Decrease in accrued receivables	31,770	
Decrease in other assets & receivables	52,200	
Increase in payable to broker	(288,930)	
Decrease in accrued expenses payable	(177,403)	
Decrease in securities sold short	(14,800)	
Total Adjustments		221,168
Net Cash Provided By Operating Activities		304,579
Cash Flows From Financing Activities:		
Distirbution of Accumulated Income	(300,000)	
Net Cash Used By Financing Activities		(300,000)
Net increase in Cash		4,579
Cash at Beginning Year		44,636
Cash at End of Year		$ 49,215

THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT ARE AN INTEGRAL PART OF THIS STATEMENT.

3. CONTINGENCIES

There is no pending or contemplated material litigation in which claim has been made against the Company which is considered a material loss contingency.

The Company is obligated under a lease for office facilities commencing September 12, 2005 and ending on September 12, 2006. The lease contains the usual escaltion clauses for taxes and operating costs.

4. RELATED PARTY TRANSACTIONS

During a prior fiscal year the Company agreed to buy back 20 shares of common stock of the Company, which were previously acquired by two shareholders who were officers of the Company, and 15 shares owned by related parties of the principal shareholder. The acquisition price was $2,354,867.

5. EMPLOYEE PROFIT SHARING PLAN

The Company terminated its profit sharing plan during a prior fiscal period. No liability exists in connection with the terminated plan.

A copy of the Statement of Financial Condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the Company's office and the New York Regional Office of the Commission.

EASTLAKE SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2005

CREDITS		
Stockholder's equity		$3,778,095
DEBITS		
Non-allowable assets:		
Furniture and equipment (net)	$ 9,049	
Investments in non-publicly or readily traded entities	529,665	
Accrued receivables	20,707	
Other assets & receivables	38,934	
Total Debits		(598,355)
BROKER-DEALER BLANKET BOND DEDUCTIBLE		(10,000)
Tentative Net Capital		3,169,740
HAIRCUTS ON SECURITIES POSITIONS		(62,339)
Net Capital		3,107,401
MINIMUM NET CAPITAL REQUIREMENT: (The greater of $100,000 or 6 2/3% of aggregate indebtedness of $38,464		(100,000)
Net Capital in excess of requirement		$3,007,401
Ratio of aggregate indebtedness to net capital		.01279
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities - net		$ 38,464

The difference between excess net capital shown in the above computation and the excess net capital of $3,117,923 shown in the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing is due to the following:

Valuation of Securities	$ (7,886)
Haircut computation	(2,637)
Rounding	1
	$ (10,522)

THE ACCOMPANYING NOTES AND INDEPENDENT AUDITORS' REPORT ARE AN INTEGRAL PART OF THIS STATEMENT.

GLASSER & HAIMS, PC
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, NY 11580

---

(516) 568-2700 - FAX (516) 568-2911
gandh@eurekamail.net

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

INDEPENDENT AUDITORS' REPORT

To the Directors of
Eastlake Securities, Inc.

We have audited the statement of financial condition of Eastlake Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. these financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eastlake Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles applied on a consistent basis.

As discussed in Note 1, the financial statements include investments in non-publicly or readily traded entities as of December 31, 2005, which have been valued at fair value as determined by the Board of Directors, in the absence of readily ascertainable market values. We have reviewed the procedures applied by the Directors in arriving at its estimate of value in such investments and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of the valuations, the Board of Directors' estimates of fair value may differ significantly from the value that would have been used had a ready market existed for the investments, and the differences may be material.

Eastlake Securities, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by a Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

GLASSER & HAIMS, C.P.A., P.C.

Valley Stream, New York
February 3, 2006